UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

The planned tender offer for the ordinary shares of Prime Acquisition Corp. (“Prime”) to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares will be made pursuant to an offer to purchase and related materials that Prime intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of Prime when available. In addition, all of these materials (and all other materials filed by Prime with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

Concurrently with the filing of this report, Prime is filing proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime will conduct a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares is being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime is filing with the SEC. The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they will contain important information about the extension and the extension tender offer.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the proposed target of the business combination described herein (“Target”) or Prime’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Prime public shareholders redeeming shares in the Extension Tender Offer and Business Combination Tender Offer (each as defined below); changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the real estate business in Italy; fluctuations in customer demand; management of rapid growth; changes in government policy; Italy’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Prime nor Target assumes any obligation to update any forward-looking statements.

Entry into Binding Letter of Intent

On February 22, 2013, a binding LOI was entered into by and between Prime and BHN, Srl. (“BHN”) setting forth terms for an Acquisition by Prime of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. See “—Description of BHN and Target Business” for a summary description of the proposed business of the Target. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a purchase agreement (the “Agreement”) setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the Agreement, Prime will acquire 100% of the issued and outstanding shares of Target in exchange for Prime assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of ordinary shares of Prime for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the Agreement. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. We refer to the shares being issued to the Target shareholders as the “Payment Shares.” A copy of the LOI is attached hereto as exhibit 99.1.

In accordance with the LOI, certain existing shareholders of Prime will agree to cancel 529,920 of the 1,242,008 units issued prior to Prime’s IPO held by them.

Pursuant to the terms of the LOI, execution of the Agreement will be conditioned on the completion of the Extension (as defined below), and the parties will use their best efforts to negotiate and finalize the agreement by April 15, 2013 if the Extension is completed. Closing of the Acquisition will be conditioned on the execution of the Agreement and other definitive agreements relating to the Acquisition, including a management agreement between Prime and BHN, the parties securing all required consents and approvals, the parties completing their respective legal and business due diligence investigations, Prime’s shares remaining listed on the Nasdaq Capital Market prior to the closing, delivery of employment agreements by certain employees of the Target and other customary conditions to be contained in the Agreement and other definitive agreements.

Following approval and completion of the Extension, completion of the tender offer in connection with the Extension, and execution of the Agreement, we will proceed with a separate issuer tender offer to provide our shareholders with the opportunity to redeem their ordinary shares for a pro rata portion of the Trust Account in connection with the Acquisition. We will grant shareholders of the combined company who elect not to redeem their shares in such tender offer one (1) warrant for every four (4) shares not redeemed. Such warrants will be identical to the warrants included in the units issued in our IPO.

The LOI provides Prime with exclusivity through September 30, 2013 in the event Extension is approved. The LOI also provides that for the one year period following the closing of the Acquisition, that the board of directors of Prime will consist of 7 persons, that BHN or the Target will designate 6 persons to Prime’s board of directors, and Prime will designate one person to Prime’s board of directors, initially William Yu, pursuant to the terms of a voting agreement to be entered into at closing. Prime also agreed to register the public resale of all Payment Shares pursuant to the terms of a Registration Rights Agreement to be entered into at closing.

As quickly as possible following the execution of the LOI, BHN is obligated to use its best efforts provide audited financial statements of the Target and its subsidiaries. In addition, within 45 days of the close of each quarterly interim period BHN is obligated to use its best efforts deliver interim financial statements for the Target and its subsidiaries. BHN is also obligated to grant Prime access to the properties, books and records of the Target and its subsidiaries in order for Prime to conduct a due diligence investigation in connection with the Acquisition.

Description of BHN and Target Business

BHN, a leading financial and strategic advisory boutique based in Milan, has identified attractive portfolios of real estate assets in Southern Europe owned by certain European financial institutions and distressed sellers. The acquired assets will be owned by Target, a Dutch company, that will become a wholly owned subsidiary of Prime upon completion of the Acquisition.

The first group of assets to be acquired will be a portfolio of commercial real estate properties in Italy comprising approximately 120,000 square meters (the “Initial Portfolio”) currently owned by entities controlled by one of the top 5 banks in Italy. The total valuation of the Initial Portfolio contemplated in the Acquisition is approximately $200 million and as of December 31, 2012, the properties generated total annual rental income of approximately $15 million and were 99% percent leased.

Following the closing of the Acquisition the combined company plans to acquire additional properties beyond the Initial Portfolio to create a diverse portfolio of commercial real estate properties, including, primarily, well located office buildings and industrial/warehouse buildings. The combined company may also acquire retail properties, including regional malls, shopping centers and single-tenant retail locations, that are leased to national, regional and local tenants. The combined company will target properties strategically situated in densely populated, middle and upper income markets in Southern Europe, primarily in Italy, Spain and Greece. The combined company intends to use its ordinary shares as partial consideration for such acquisitions which may also include cash as well as first mortgages or second mortgages, mezzanine loans, bridge or other loans related to such properties. No definitive agreements have been signed to date.

We believe that the current market environment in Southern Europe presents an extraordinary opportunity to acquire attractive, performing properties at compelling yields and at values substantially below their replacement cost, offering us the potential to achieve attractive returns for our stockholders over time. The Southern European real estate market is currently experiencing significant weakness driven by economic uncertainty and sharply reduced capital availability. Despite the challenging economic environment in Europe, the properties in the Initial Portfolio have high quality lessees who are not credit impaired, long term leases, low vacancy rates and stable rents. These will also be characteristics we will seek out for additional properties we may acquire in the future.

In addition, since the onset of the “credit crisis” in mid-2007, the number of banks advancing new loans against Southern European properties has fallen substantially and that decline, together with a tightening of lending policies, has resulted in a significant contraction in the amount of debt available to fund re-financings, acquisitions, developments and other commercial real estate investments. Our view is that, in the current capital constrained environment, many property owners have limited options to sell and the prospects for negotiating attractive acquisitions at compelling prices should be significant. There can be no assurance, however, that the continuation of current economic conditions will not impact certain of the properties we may acquire and such properties could experience higher levels of vacancy than anticipated at the time of our acquisition of such properties.

We believe we will have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of under-performing assets or assets that may have significant debt obligations.

Entry into Put Agreement

On February 25, 2013, Prime, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”), entered into agreements pursuant to which Prime has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds have agreed not to tender any Shares held by them in connection with the Extension Tender Offer or Business Combination Tender Offer. In connection with the granting of the put, Prime will pay the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

Extension Proposal

Prime will not be able to complete the Acquisition prior to March 30, 2013 (the “Termination Date”), the date by which Prime is required by its amended and restated memorandum and articles of association (the “Articles of Association”) and trust agreement governing the Trust Account to complete its initial business combination. Since Prime will not be able to complete the Acquisition before the Termination Date, the board of directors has determined that it would be in the best interests of its shareholders for Prime to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as required by our Articles of Association (the “Extension”).

In order to effect the Extension, Prime’s shareholders must approve certain amendments to its Articles of Association and the trust agreement governing the Trust Account. Accordingly, Prime has called a special meeting of shareholders to be held on Wednesday, March 27, 2013, to consider and vote on the such proposals. In connection with such shareholder meeting, Prime is mailing proxy solicitation materials seeking shareholder approval of the Extension. A copy of the proxy solicitation materials being mailed to shareholders is included as Exhibit 99.2 hereto.

Extension Tender Offer

In connection with the Extension, the board of directors of Prime has determined that it is in Prime’s best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which is to be approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer (the “Extension Tender Offer”). As of February 25, 2013, approximately $36.6 million (approximately $10.02 per share) was in the Trust Account.

Prime’s obligation to purchase ordinary shares validly tendered and not withdrawn pursuant to the Extension Tender Offer will be subject to: (i) the condition that no more than 83% of the number of ordinary shares issued in Prime’s IPO have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Extension Tender Offer; and (ii) approval of the Extension by Prime’s shareholders prior to March 30, 2013. Completion of the Extension Tender Offer is a condition to the Extension and completion of the Extension Tender Offer is conditioned on approval of the Extension by Prime’s shareholders prior to March 30, 2013.

Business Combination Tender Offer

If the Extension is completed, Prime will provide its shareholders with the opportunity to redeem their ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to the agreement governing the Trust Account by means of a tender offer (the “Business Combination Tender Offer”).

Pursuant to its amended and restated memorandum and articles of association, Prime will conduct the Business Combination Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Business Combination Tender Offer documents to be filed with the SEC and provided to shareholders will contain substantially the same financial and other information about the acquisition and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. Prime’s obligation to purchase ordinary shares validly tendered and not withdrawn pursuant to the Business Combination Tender Offer will be subject to: (i) the condition that no more than 83% of the ordinary shares issued in Prime’s IPO (the “IPO Shares”) have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Business Combination Tender Offer (including any IPO Shares redeemed pursuant to the Extension Tender Offer); (ii) the satisfaction or waiver of certain all closing conditions pursuant to the terms of the Agreement.

The Business Combination Tender Offer has not yet commenced, and will not be commenced until the completion of the Extension and the Extension Tender Offer. At the time the Business Combination Tender Offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. In connection with Business Combination Tender Offer, we will grant shareholders of the combined company who elect not to redeem their shares in such tender offer one (1) warrant for every four (4) shares not redeemed. Such warrants will be identical to the warrants included in the units issued in our IPO.

Other Events

On February 25, 2013, Prime Acquisition Corp. issued a press release announcing its entry into the LOI. The press release is attached as Exhibit 99.3.

Where to Find Additional Information

Prime will file with the SEC a Schedule TO in connection with the Extension Tender Offer. Shareholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about Prime and the Extension Tender Offer. Copies of the proxy materials attached hereto and Schedule TO and other documents filed by Prime will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Prime Acquisition Corp No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, Attn: William Tsu-Cheng Yu, telephone number: 408-431-7286, or Advantage Proxy, who is acting as proxy solicitor in connection with the shareholder meeting and information agent in connection with the Extension Tender Offer, at 24925 13th Place South, Des Moines, WA 98198, Attention: Karen Smith, Telephone number: toll Free: 877-870-8565 or 206-870-8565, Email: ksmith@advantageproxy.com.

Exhibits.

Exhibit No.	Description

99.1	Letter of Intent, dated February 22, 2013, by and among Prime Acquisition Corp. and BHN, Srl.
99.2	Proxy Solicitation Statement
99.3	Press Release, dated February 25, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 25, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Letter of Intent, dated February 22, 2013, by and among Prime Acquisition Corp. and BHN, Srl.
99.2	Proxy Solicitation Statement
99.3	Press Release, dated February 25, 2013.